United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

Vale's performance in 3Q21 Rio de Janeiro, October 29, 2021 Vale's iron ore briquettes

Agenda Disclaimer “This presentation may include statements that present Vale's expectations about future events or results .. All statements, when based upon expectations about the future involve various risks and uncertainties .. Vale cannot guarantee that such statements will prove correct .. These risks and uncertainties include factors related to the following : (a) the countries where we operate, especially Brazil and Canada ; (b) the global economy ; (c) the capital markets ; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature ; (e) global competition in the markets in which Vale operates ; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources .. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U .. S .. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20 - F .. ” “Cautionary Note to U .. S .. Investors – Vale currently complies with SEC Industry Guide 7 in its reporting of mineral reserves in SEC filings .. SEC Industry Guide 7 permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce .. We present certain information in this presentation that are not be permitted in an SEC filing .. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC .. Starting in its next annual report on Form 20 - F, Vale will comply with Subpart 1300 of Regulation S - K, which will replace SEC Industry Guide 7 .. Subpart 1300 of Regulation S - K permits mining companies, in their filings with the SEC, to disclose “mineral reserves”, “mineral resources” and “exploration targets” that are based upon and accurately reflects information and supporting documentation of a qualified person .. We present certain information in this presentation that are not based upon information or documentation of a qualified person, and that will not be permitted in an SEC filing under Subpart 1300 of Regulation S - K .. These materials are not mineral reserves, mineral resources or exploration targets, as defined by the SEC, and we cannot assure you that these materials will be converted into mineral reserves, mineral resources or exploration targets, as defined by the SEC .. U .. S .. Investors should consider closely the disclosure in our Annual Report on Form 20 - K, which may be obtained from us, from our website or at http : //http : //us .. sec .. gov/edgar .. shtml .. ”

3 Opening remarks

We have made progress in repairing Brumadinho 4 Agreement for Integral Reparation ▪ R$ 3.9 billion disbursed in 9M21 ▪ R$9.2 billion planned for 4Q21 R$ 4.4 billion for the Income Transfer Program R$ 13.1 billion by the end of 2021 Individual indemnifications¹ + 11,400 people + R$ 2.7 billion in signed agreements Accumulated number of people with signed agreements and amounts committed in signed agreements since 2019.

▪ Vale renounced indigenous mining processes in Brazil We have also advanced with our ESG commitments. 5 Mining on indigenous lands ▪ 600,000 food baskets for families in a situation of food insecurity in Brazil ▪ Initiative in partnership with local entities and volunteers Humanitarian Action Fighting Hunger 1 million food baskets for over 200,000 families until the end of 2021

▪ Rotor sailsand airlubrication: - Energy efficiency increase of up to 8% - The world's first ore carrier already with new technologies Our climate agenda advances 6 In shipping ▪ Ternium: MoU to develop solutions to the steel industry decarbonization With a new product ▪ Iron ore briquette: - Reduction of more than 10% of emissions in steel production (scope 3 ) - 80% less intensive than pelletizing (Scope 1 and 2). In partnerships

We are resuming our production capacity 7 US$ 7.765 billion Free Cash Flow, US$ 1.238 billion higher than 2Q21 89.4 Mt Production of iron ore fines, 18.1% higher than 2Q21 In Vargem Grande, start of operation of the Maravilhas III dam and commissioning of the long-distance belt conveyor At the Fábrica site, maximum capacity after the resumption of processing plants in 2Q21 In Mariana, normalization of the EFVM operation, improving production logistics in Timbopeba

Our discipline in capital allocation continues

Reparation

- Brumadinho
- Renova

✓ Brumadinho Integral Reparation Agreement: US$ 3.952 billion provision[1]

✓ Renova Foundation: US$ 1.485 billion provision[1]

✓ Other reparations: US$ 404 million provision[1]

De-risking

- Safety & Operational Excellence
- Production resumption
- ESG
- Other obligations

✓ Upstream dam decharacterization: US$ 1.857 billion provision[1]

✓ Investment for GHG reduction by 2030[2]: US$ 4-6 billion

Shareholder remuneration

Dividends
US$ 13.5 billion up to Oct/21

Share Buyback Program
US$ 5.3 billion disbursed[3]

***New* Share Buyback Program**
up to 200 million shares, equivalent to 4.1% of outstanding shares

Growth opportunities

- Growth projects
- Other growth options

✓ Low CAPEX Growth Options

✓ Capanema +14 Mtpy

✓ Salobo IV +30 ktpy

✓ 2nd Onça Puma Furnace

VALE

[1]Balance of provisions as of September 30, 2021, including exchange and present value adjustments. [2]Initiatives to reduce scopes 1 and 2 emissions. [3]Approximate figure, as of October 7, 2021.

8

We are on the way to a better Vale 9 Re-rating De-risking Reshaping Reshaping ▪ Integral Reparation Agreement under execution ▪ 7 dams¹ decharacterized ▪ Resumption of additional operations in Vargem Grande ▪ Next deliveries: filtration plants ▪ Divestment of coal operation in progress ▪ Divestment of manganese assets to be completed ▪ VPS in implementation ▪ Cultural transformation in progress ▪ ESG Agenda and commitments advancing ¹ Including dams and dikes with upstream heightening. ²On September 30, 2021.

10 Iron Ore

11 We are progressing on resumption plan 11 318 335 341 343 370 400 400-450 End of 2021 Today Investor Tour 2020 Investor Tour 2021 Medium term End of 2022 Future Iron ore capacity Vargem Grande conveyor belt +6 Mtpy Transiting inventories across the supply chain Update since Analyst & Investor Tour 2021 Production guidance 2021 315-335 Mt¹ I Production/sales gap in 3Q21 II How to think 2022 production/sales III Iron ore capacity (Mtpy) Reducing the sales of high-silica iron ore products (value over volume) Capacity and quality increase is more likely in 4Q22 1 Value over volume strategy 2 Capacity  Production 3 1 As disclosed in 3Q21 Production Report, Vale’s strategy, prioritizing value over volume in 4Q21, should take the company below the middle of the range.

Provisional prices impacted Vale's realized price in 3Q21

Price realization iron ore fines – US$/t, 3Q21



Reference price
• Jul/21: US$ 212.0/t
• Aug/21: US$ 159.3/t
• Sep/21: US$ 119.7/t
• 27% of 2Q21 sales (18 Mt) was provisioned1 at US$206.9/t vs. US$ 176.5/t performed
• Negative effect on 3Q21 revenue of US$ 552 MM
• 33% of 3Q21 sales (22 Mt) was provisioned at US$117.7/t vs. US$ 162.9/t quarter avg.
• Negative effect on 3Q21 revenue of US$ 998 MM
162.9
1.3
0.6
-8.2
2.0
-1.3
-14.8
142.5
-3.8
-12.0
126.7
Average reference price 3Q21 (dmt)
Quality
Premium/ Discount and commercial conditions
Provisional prices in prior quarter 1
Lagged prices
Current
Provisional prices in current quarter 2
CFR reference (dmt)
Adjustment FOB sales 3
Moisture
Vale realized price (wmt) 4

[1] Adjustment as a result of provisional prices booked in 2Q21 at US$ 206.9/t. [2] Difference between the weighted average of the prices provisionally set at the end of 3Q21 at US$ 117.7/t based on forward curves and US$ 162.9/t from the 3Q21 62% Fe reference price. [3] Includes freight pricing mechanisms of CFR sales freight recognition. [4] Vale's price is net of taxes.

12

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 29, 2021		Head of Investor Relations